UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER, 2006.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date: October 23, 2006                     /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director & CFO

CENTRASIA MINING CORP.
Suite 300, 1055 West Hastings Street, Vancouver, BC  V6E 2E9
Telephone: (604) 688-4110  /  Fax:  (604) 688-4169
Website  www.centrasiamining.com

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SEPTEMBER 14, 2006                             TRADING SYMBOLS:     TSXV -  CTM
                                                                   OTCBB - CTMHF
                                                               FRANKFURT -  C8M

         SAMPLING AT SEVERNY RETURNS 48 METRES OF 2. 27 G/T AU

         CENTRASIA COMMENCES FALL DRILL PROGRAM AT SEVERNY

Centrasia Mining Corp. ("the Company") is pleased to announce assay results from its surface sampling program at the Severny Porphyry Cu/Au prospect ("Severny") on its Bulakashu Property in northern Kyrgyzstan. Continuous chip sampling along new outcrop exposure at Severny returned a mineralized interval of 2.27 G/T AU OVER 48 METRES. The company anticipates the arrival of a drill rig and the commencement of a minimum1000 metre drill program at Severny during the current week.
..
Since the Company's last news release (October 5, 2006), an additional 81 sample results have been received. All samples are consecutive, continuous, one metre chip samples collected along a newly constructed drill road at Severny. Of the 81 new sample results from the road cut, four samples assayed greater than 5.0 g/t Au, 32 samples assayed greater than 1.0 g/t Au and 44 of the 81 samples assayed greater than 0.5 g/t Au. Samples B06-715 to762 averaged 2.27 g/t Au over 48 metres, including 1 metre intervals of 10.5 g/t Au, 7.85 g/t Au, 6.61 g/t Au and 6.64 g/t Au. Copper results from these samples were weakly anomalous with 22 of the 48 samples assaying greater than 100 ppm copper. Including the results released today, a total of 357 assays had been received of the 850 collected from Severny during the 2006 exploration program.

 The new road cut exposed a broad zone of andesite with spotty propylitic alteration and pervasive silicification of varying intensity, consisting of fine quartz and quartz-pyrite veinlets. The mineralized interval is situated on the southwest flank of a conductive zone defined by the recently completed dipole-dipole IP/resistivity survey over the Severny target area. Results of the survey defined a large zone of conductivity (1 km by 2 km), ranging from 50-200 metres from surface and open to depth and to the NE. The coincidence of this anomaly and the copper and gold mineralization identified on surface further supports the exploration model of a buried porphyry Cu/Au system at depth.

Centrasia's exploration programs are carried out under the supervision of the Bill Tafuri, P.Geol., the Company's Vice President of Exploration and a "Qualified Person" for the purposes of NI 43-101. Mr. Tafuri has reviewed the technical information presented in this news release. All samples collected by the company's field staff and transported directly to Alex Stewart Assay and Environmental Laboratories, an ISO 9001, 2000 accredited laboratory based in Kara Balta, Kyrgyzstan for analyses.

Centrasia Mining Corp.'s headquarters is in Vancouver, Canada, with exploration offices in Bishkek, Kyrgyzstan and Almaty, Kazakhstan. The company is actively engaged in the exploration and acquisition of precious and base metal projects in Central Asia. Centrasia is listed for trading on the TSX Venture Exchange under the symbol "CTM", on the Frankfurt Stock Exchange under the symbol "C8M" and on the OTCBB under the symbol "CTMHF".

To find out more about Centrasia Mining Corp., please visit the company website at www.centrasiamining.com.

On behalf of the Board of Directors of CENTRASIA MINING CORP.


/s/ DOUGLAS TURNBULL
____________________
Douglas Turnbull
President & C.E.O.

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.